March 1, 2005

via U.S. mail and facsimile

Laith I. Nosh, President and Chief Executive Officer
Ikona Gear International, Inc.
1850 Hartely Avenue, Unit #1
Coquitlam, British Columbia, Canada V3K 7A1


	RE:	Form 10-KSB for the fiscal year ended August 31, 2004
		Form 10-QSB for the period ended November 30, 2004
			File No. 0-49664


Dear Mr. Nosh:

      We have reviewed your response letter dated February 28,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-KSB/A FOR THE YEAR ENDED AUGUST 31, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. All other revisions may be included in your future filings.
2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 7.  Financial Statements

Note 8 - Stock Options and Warrants, page F-14
3. Your disclosure indicates you have issued stock options during the year at exercise prices of $0.60, $1.00, and $1.10. You have disclosed in your significant accounting policies on page F-10 that you measure compensation cost for stock options as the excess, if any, of the quoted market price of your stock at the date of grant over the amount employees are required to pay for the stock. Please disclose your accounting policy for options and warrants issued to non-employees. Please also expand your disclosure to clarify whether the exercise price for the stock options granted were based on the quoted market price of your stock on the OTC Bulletin Board or based on the prices paid for the shares in the private placements as disclosed on page 11. Please include in your response how you determined the amounts of compensation expense recorded or that no compensation expense should be recorded relating to each stock option grant. Please also disclose each of the assumptions you used.

FORM 10-QSB/A FOR THE PERIOD ENDED NOVEMBER 30, 2004

Comments applicable to your overall filing
4. Please address the comments above in your interim Forms 10-Q as well.
5. We have read your responses to our comments 15 and 16. Please include the information in your response to us in your future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Laith Nosh
March 1, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE